Mail Stop 3561

June 14, 2007

Ms. Claudia Zaman
Chief Financial Officer
27430 Riverside Lane
Valencia, CA 91354

> **Re:** **Crown Partners, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 17, 2007**
> **File No. 033-11986-LA**

Dear Ms. Zaman:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2006

Management's Discussion and Analysis

- Results of Operations

1. Please revise your results of operations section of MD&A in future filings to explain the reasons for the significant changes in line items on the statements of operations. For example, we note from the statement of operations that general and administrative expense increased $906,624 in 2006 from 2005, but you do not quantify the change or discuss the reasons for the increase in your MD&A discussion. See Item 303(b)(1)(vi) of Regulation SB.

Consolidated Financial Statements

Notes to the Financial Statements

Note 6. Settlement of Liabilities

2. We note from your disclosure on page 1 that CEQN, your 64% owned subsidiary, entered into an agreement to purchase your wholly-owned subsidiary, Sanitec Services Ltd, and paid a non-refundable deposit of $45,520 to the Company. Please tell us why you believe it is appropriate to recognize a gain on this deposit in 2005 when Sanitec Services ceased operations and the purchase was terminated. As CEQN is a related party to the Company, it appears to be inappropriate to account for the recognition of this non-refundable deposit as a "gain" in your financial statements. Please tell us your basis for accounting for the forfeiture of the CEQN deposit liability as a gain rather than a capital transaction. See paragraph 20, footnote 1 of APB 26.

3. We note that during 2005 you settled a $90,000 advance from a third party by paying $60,000 in cash, and recognized a $30,000 gain on the settlement of the liability. Please tell us if this transaction was with a related party and if not, please explain why the third party was willing to settle your liability for less than the stated amount. As part of your response please tell us how this transaction met the requirements for extinguishment of debt outlined in paragraph 16 of SFAS No. 140.

Note 8. Shareholders' Equity

4. We note that you have been involved in numerous non-cash transactions during the past two years in which shares of the Company's common stock have been issued to various parties in exchange for payment of related party advances, stock payable liabilities, and other debt. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

Note 12. Sale of Equity Investment

5. We note your disclosure that as part of the sale of your 29% interest in NHT, you retained 22,800 shares of NHT common stock you had previously been issued and you received an additional 905,438 shares of NHT common stock. We also note that during 2006, you sold most of the remaining shares of NHT and recognized a gain of $124,511. Please tell us how you accounted for the NHT shares acquired in 2005 as part of the sale of your 29% interest. Also, please tell us how you calculated or determined the amount of gain to be recognized in 2006 upon sale of these shares. Additionally, please tell us where this gain is recorded on the statement of operations and where the $500,000 of cash proceeds received in 2005 has been reflected in your consolidated statements of cash flows for the period.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief